UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission file number 0-27848

NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10D

[ ] Form N-SAR [ ] Form N-CSR

For Period Ended:  December 31, 2007

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
   [ ] Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _______________________________________________

PART I

REGISTRANT INFORMATION

Biofield Corp.

 (Full name of registrant)

N/A

(Former name if applicable)

King Of Prussia Business Center, Suite C,

1019 West Ninth Avenue

(Address of principal executive office (street and number))

King of Prussia, PA 19406

(City, state and zip code)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof  will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D,  N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report for the Fiscal Year ended December 31, 2007 in a timely manner because the Registrant is not able to complete its financial statements without unreasonable effort or expense.

An unexpected transition beyond Registrant’s control recently occurred with respect to certain outside consultants significantly used by the Registrant to help prepare financial statements and other documentation.  A brief delay is needed by such current outside consultants to independently review, verify, and incorporate certain information, including information concerning operations outside the United States, and to appropriately and independently coordinate with the Registrant and its independent auditors, who remain unchanged.  The Registrant is proceeding to complete and file the Annual Report for the Fiscal Year ended December 31, 2007, on or before the fifteenth calendar day following the prescribed due date for the Annual Report of the Fiscal Year ended December 31, 2007.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michael J. Antonoplos	(215)	972-1717
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [ ] No [X]

The Registrant presently is current on its filings.  However, its Annual Report for Fiscal Year ended December 31, 2006 on Form 10-KSB was belatedly filed on October 23, 2007.  The Registrant’s Quarterly Reports for Quarterly Periods Ended March 31, 2007 and June 30, 2007 were belatedly filed on November 19, 2007.  The Registrant’s last financial report, its Quarterly Report for Quarterly Period Ended September 30, 2007, however, was timely filed on November 19, 2007.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [] No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Biofield Corp. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2008	By:	/s/ Michael J. Antonoplos
Name: Michael J. Antonoplos
Title: Chief Executive Officer